Filed Pursuant to Rule 433
Registration No. 333-261018
and 333-163855
November 8, 2022

The following information is a Notice of Addition to the Investment Lineup under the LNL Agents’ 401(k) Savings Plan (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

November 8, 2022

Notice of Addition to the Investment Lineup for LNL Agents’ 401(k) Savings Plan
(the “Plan”)

Dear Plan Participant:

Lincoln is pleased to announce that, effective December 8, 2022, Income America 5ForLife will be added to the investment line-up for the above-referenced Plan.  Income America 5ForLife is a series of target date funds that provide guaranteed lifetime income. With Income America 5ForLife, a lifetime annual income guarantee of 5% of your income base in the relevant 5ForLife option per year (up to $200,000 given a maximum income base of $4 million), beginning at age 65, is built into the portfolios - offering protection against market uncertainty during retirement.  This offering also has a joint option available to help you and your spouse plan for the future together. At age 65 your existing balance (and future contributions) in any Income America 5ForLife fund will automatically transfer into the Income America In Retirement Fund. For complete details and product disclosures for Income America 5ForLife go to https://visit.lfg.com/DC-IAPPT-BRC001.

The Plan’s investment options will be modified by the addition of the following new funds:

New funds being added:
97184J326	Income America In Retirement Fund - Class 5ForLife-L
97184J318	Income America 2025 Fund - Class 5ForLife-L
97184J292	Income America 2030 Fund - Class 5ForLife-L
97184J284	Income America 2035 Fund - Class 5ForLife-L
97184J276	Income America 2040 Fund - Class 5ForLife-L
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Please note:  Although Income America 5ForLife is a target date fund, it is not replacing the State Street Target Retirement Non-Lending Series currently offered under the Plan.  In addition, the qualified default investment alternative (QDIA) for the Plan will continue to be the State Street Target Retirement Non-Lending Series Fund that most closely matches the year you attain age 65.  If you have questions regarding the Plan’s QDIA or would like a copy of the most recent QDIA Notice, please contact the Lincoln Customer Contact Center at 800-234-3500.

What do you need to do?
Take a few minutes to review your investment portfolio. Make any changes you feel would be helpful to meet your retirement savings goals.  To make a change, log in to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. Eastern, and will be glad to assist you.

This notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain plan and investment-related information found in the Comparative Chart Summary contained in the Fee Disclosure Notice.  Please keep this supplemental notice with your Fee Disclosure Notice.  A copy of the most recent Fee Disclosure Notice is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

NEW FUNDS Fund name	Total annual operating expenses%	Total annual operating expenses $ (per $1000)	Net operating expenses %	Net operating expenses $ (per $1000)	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Income America In Retirement Fund - Class 5ForLife-L	.87*	8.70	.87*	8.70	**	**	**	**	12/8/2022
Income America 2025 Fund - Class 5ForLife-L	.87*	8.70	.87*	8.70	**	**	**	**	12/8/2022
Income America 2030 Fund - Class 5ForLife-L	.86*	8.60	.86*	8.60	**	**	**	**	12/8/2022
Income America 2035 Fund - Class 5ForLife-L	.86*	8.60	.86*	8.60	**	**	**	**	12/8/2022
Income America 2040 Fund - Class 5ForLife-L	.86*	8.60	.86*	8.60	**	**	**	**	12/8/2022

* Income America’s total fee includes investment management, trustee and advisory fees of .36 or .37 (as noted above) plus .50 which represents the insurance cost of the guarantee.

** This is a new collective investment trust option so no performance information is available at this time.

Questions?
If you have any questions about the addition of Income America 5ForLife to the Plan’s investment lineup or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. Eastern) or log on to your account at LincolnFinancial.com.  For more information about the Plan, please review the Plan’s current Summary Plan Description (SPD) which can be requested from the Lincoln Customer Contact Center.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.